[SUPERIOR ESSEX INC. LETTERHEAD]

June 23, 2005

VIA EDGAR

Craig Slivka, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Superior Essex Inc.
  Registration Statement on Form S-3, filed May 3, 2005
  File No. 333-124577

Dear Mr. Slivka:

        Superior Essex Inc. (the "Company") has filed today via EDGAR Amendment No. 1 to the above-referenced registration statement. The Company and its counsel have reviewed your comments delivered by letter dated May 31, 2005. The Company's response below corresponds to the numbered comment in your letter of May 31, 2005.

Legal Opinion

        1.     Because this registration statement must register the guarantees of the debt securities as separate securities along with the primary debt, please revise your opinion to address these guarantees.

        In response to your comment, the Company has filed as Exhibit 5.1 a revised opinion of Troutman Sanders LLP that addresses the guarantees of the debt securities included in the registration statement. In particular, see paragraph 4 beginning on page 5 of the revised opinion of Troutman Sanders LLP.

        We would appreciate your prompt review of the attached registration statement. Should the Staff have any additional comments with respect to the attached materials, please contact the undersigned at (770) 657-6470.

                      Very truly yours,

                      SUPERIOR ESSEX INC.

                      /s/ Barbara L. Blackford

                      Barbara L. Blackford
                      Executive Vice President, General Counsel and Secretary